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Exhibit 99.3

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 3, 2004

LANCER CORPORATION
(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	0-13875 (Commission File Number)	74-1591073 (IRS Employer Identification No.)
6655 Lancer Blvd., San Antonio, Texas (Address of principal executive offices)		78219 (Zip Code)

Registrant's telephone number, including area code: (210) 310-7000

ITEM 4. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

        On February 2, 2004 Lancer Corporation ("Lancer" or the "Company") received a letter from KPMG LLP ("KPMG") pursuant to which KPMG resigned from its position as the independent auditors of Lancer, effective immediately. Lancer filed information relating to the resignation of KPMG in a Form 8-K filed with the Securities and Exchange Commission (the "Commission") on February 10, 2004. On February 20, 2004, KPMG furnished a letter addressed to the Commission stating its agreements and disagreements with the disclosure made on Lancer's Form 8-K (the "Letter"). On February 24, 2004, Lancer filed a first amendment to the Form 8-K with the Letter attached thereto as Exhibit 99.1 and provided additional disclosure under Item 4 in response to the Letter. On March 8, 2004, KPMG furnished a letter addressed to the Commission stating its agreements and disagreements with the additional disclosure made on Lancer's first amendment to the Form 8-K (the "Second Letter"). A copy of the Second Letter is attached to this second amendment to the Form 8-K as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS.

(a)
Not applicable.

(b)
Not applicable.

(c)
Exhibits.

99.1	Letter to Lancer Corporation from KPMG, LLP, dated March 8, 2004, relating to Change in Certifying Accountant.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LANCER CORPORATION
Date: March 10, 2004	By:	/s/ CHRISTOPHER D. HUGHES Christopher D. Hughes Chief Executive Officer

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Exhibit 99.1

[KPMG LOGO]

  KPMG LLP
  Suite 1200
  300 Convent
  San Antonio, TX 78205

March 8, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0801

Ladies and Gentlemen:

        KPMG LLP was previously engaged as principal accountant to audit the consolidated financial statements of Lancer Corporation ("the Registrant") as of and for the years ended December 31, 2003, 2002, 2001, and 2000. On February 2, 2004, KPMG resigned from the audit engagement prior to the completion of its reviews for the quarters ended June 30, 2003 and September 30, 2003 and of its audit for the year ended December 31, 2003. Additionally, on February 4, 2004, KPMG advised the Registrant that it should advise anyone who Registrant believes is relying on, or who is likely to rely on, the Registrant's financial statements and KPMG's audit reports thereon that KPMG had withdrawn its December 31, 2002, 2001 and 2000 audit reports and that the financial statements and related audit reports should no longer be relied upon. The Registrant filed information relating to KPMG's resignation in a Form 8-K dated February 10, 2004. On February 20, 2004, KPMG provided the Registrant with a letter stating its agreements a

        KPMG agrees with the following statements:

  •
  "The failure of the invoices to explicitly refer to the agreement to which they related was a subject of the Audit Committee's investigation. The investigation found that the agreement and the invoices issued pursuant to it were poorly written, ambiguous and problematic in a number of respects."

  •
  "The investigation included allegations in news reports of improper personal use of corporate assets by corporate officers. The investigation found that some personal use of Company resources took place, including instances of Lancer employees doing work at George Schroeder's houses on Company time: personal use of warehouse space leased by the Company; and uses of other Lancer resources, such as printing and supplies."

  •
  "The issuance and approval of the loans to George Schroeder and Jud Schroeder was a subject of the Audit Committee's investigation. The investigation identified two instances in which checks made out to George Schroeder were signed by him and found that there is no documentation of board approval for some of the loans made to George Schroeder and Jud Schroeder. The Audit Committee concluded that the Company has in the past done a poor job of handling and documenting management loans."

  •
  "The investigation did not identify any issues with respect to the disclosure of these loans, except as follows. In the 1998 Proxy Statement, although the disclosure appears to accurately state the amount of outstanding notes, the disclosure incorrectly describes some of the terms of the outstanding affiliated promissory notes. The Form 10-Q for the second quarter of 1999 contained a line item in the Company's balance sheet for long-term receivables which correctly identified the total balance sheet amount for that item for the second quarter of 1999 as $755,138, but contained an incorrect amount in a parenthetical reference for the portion of the long term receivables due from affiliates. The amount set forth in the parenthetical as 'due from affiliates' for the second quarter of 1999 was listed as $416,457 when the correct amount was $491,457."

  •
  "The investigation identified problems associated with the Company's record keeping, including disorganized electronic records, backup tapes that were mislabeled or unusable, instances of the back-up function failing to occur, disorganized paper documents, and missing documentation."

  •
  "Among the accounting matters that were the subject of the investigation were various instances of reissuing invoices in response to customer requests at Lancer de Mexico S.A. de C.V., a subsidiary of Lancer Corp. located in Monterrcy, Mexico. This subsidiary distributes fountain dispensing and other equipment within Mexico. Lancer de Mexico has average annual sales in the range of $6 million, or about 6% of total annual sales of Lancer. The investigation determined that since at least 1998, the subsidiary has engaged in a practice of issuing revised and redated invoices in response to customer requests, some of which were issued in a different quarter or year from the original issue date."

  •
  "With respect to the matters discussed in this amendment to the Form 8-K, the Audit Committee has authorized KPMG to respond fully to inquiries of any successor accountant."

        KPMG disagrees with the following statement:

  •
  With respect to the transaction between the Registrant and Coca-Cola North America Fountain, "the investigation did not identify evidence to support the claim that there was any intent by the Company to misdescribe the transaction in the invoices or to use them to deceive anyone at Coke."

Very truly yours,

/s/ KPMG LLP

[GRAPHIC]

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  Exhibit 99.3
SIGNATURES